SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Ableauctions.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock; $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    00371F206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

   [ ]    Rule 13d-1(b)
   [ ]    Rule 13d-1(c)
   [X]    Rule 13d-1(d)

CUSIP No.  00371F206                  13G                      Page 2 of 4 Pages



--------------------------------------------------------------------------------
1    Name Of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons
     Hamilton Trust Company Limited as trustees of the Ladha (1999) Family Trust
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization
      Trust established under Bermuda Law
--------------------------------------------------------------------------------
                5     Sole Voting Power
 NUMBER OF            6,039,750
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          -0-
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               6,039,750
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           -0-
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person
      6,039,750
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9
      29.05%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)
      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  00371F206                  13G                      Page 3 of 4 Pages

Item 1 (a).  Name of Issuer:

Ableauctions.com, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

1963 Lougheed Highway
Coquitlam, British Columbia B3K 3T8, CANADA

Item 2 (a).  Name of Person Filing:

Hamilton Trust Company Limited as trustees of the Ladha (1999) Family Trust

Item 2 (b).  Address of Principal Business Office or, if None, Residence:

#2 Reid Street, Hamilton HM11, Bermuda

Item 2 (c).  Citizenship:

Bermuda Law trust with Bermuda situs.

Item 2 (d).  Title of Class of Securities:

Common Stock; $0.001

Item 2 (e).  CUSIP Number:

00371F206

Item 3.   If this statement is filed pursuant to Rules 13d-1(b),  or 13d-2(b) or
          (c), check whether the person filing is a:

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

          (a)  Amount beneficially owned:

                    6,093,750; Hamilton Trust Company Limited for beneficiaries of discretionary trust

          (b)  Percent of class:

                    29.05%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote

                            6,093,750

               (ii) Shared power to vote or to direct the vote

                            -0-

CUSIP No.  00371F206                  13G                      Page 4 of 4 Pages



               (iii) Sole power to dispose or to direct the disposition of

                            6,093,750

               (iv) Shared power to dispose or to direct the disposition of

                            -0-

Item 5.   Ownership of Five Percent or Less of a Class.

          If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.   Identification and Classification of Members of the Group.

               N/A


Item 9.   Notice of Dissolution of Group.

               N/A

Item 10.  Certification.

               N/A


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   June 22nd, 2001


                                   LADHA (1999) FAMILY TRUST
                                   By:  Hamilton Trust Company, Limited Trustee


                                   By: /s/ David Morrison
                                       -----------------------------------------
                                       Name: David Morrison
                                       Title: Managing Director